RunnerCity vs Everyone Else

RunnerCity

$1.99/month

unlimited usage,
no fees, whatsoever.

You tip the Runners
and they keep
100%

Everyone Else

DoorDash, UberEats, Grubhub+,
Postmates Unlimited

$9.99/month

+ fees + tip (per order)

Shipt

$10.99/month

+ fees + tip (per order)

TaskRabbit

35% fee

on top of total cost
per transaction